FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

August 25, 2008

Item 3: News Release:

A news release dated and issued on  August 25, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Closes Second $2 Million Tranche of Financing

Item 5: Full Description of Material Change:

August 25, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce that it has closed its second tranche of US $2 million in financing.  This financing has been provided by Tiomin Resources Inc. and has been conducted on the same terms as the first tranche of $2 million (see release dated July 30, 2008) which closed on July 31, 2008, bringing the total proceeds under this financing to $4 million.  Tiomin Resources Inc. is a mining company traded on the TSX with three main assets: $23.7 million of cash, a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya.  Further information on Tiomin and its participation in Freegold’s financing can be found at www.tiomin.com.

The Qualified Person with respect to scientific and technical information contained herein is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited, who has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 25th day of August 2008.